

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2019

Todd Nelson
President and Chief Executive Officer
Career Education Corporation
231 N. Martingale Road
Schaumburg, IL 60173

      Re: Career Education Corporation
          Form 10-K for the Year Ended December 31, 2018
          Filed February 20, 2019
          File No. 000-23245

Dear Mr. Nelson:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Telecommunications